                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF MAY 2010

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

SPECIAL SHAREHOLDERS’ MEETING HELD: EMANUELE RIMINI APPOINTED AS COMMON REPRESENTATIVE FOR SAVINGS SHARE SHAREHOLDERS

Milan, 28 May 2010

Telecom Italia’s Special Savings Share Shareholders' Meeting, held in Milan today, appointed Emanuele Rimini as common representative.
Emanuele Rimini will remain in office for three financial years, up to the approval of the financial statements as at 31 December 2012.

Emanuele Rimini was born in Milan in 1962. A lawyer at the Court of Milan since October 1990, he became a barrister at the Italian Supreme Court in June 2008. Since 2008, he has been the Director of the Commercial and Industrial School at the Milan Università degli Studi Law Faculty Department of Private Law. He is also a member of the European Corporate Governance Institute (ECGI). Mr. Rimini’s full CV is attached.

Telecom Italia Press Office +39 06 3688 2610 http://www.telecomitalia.it/media Telecom Italia Investor Relations +39 06 3688 3113 http://www.telecomitalia.it/investor_relations

Emanuele Rimini

Born in Milan on 7 December 1962.

Graduated in law at Milan Università degli Studi on 28 November 1985, with a final mark of 110/110 summa cum laude.

Lawyer at the Court of Milan from 2 October 1990. Registered as a Barrister of the Italian Supreme Court on 27 June 2008.

Winner of the “Camillo Giussani” Prize for the best dissertation during academic year 1985/1986 at the Milan Università degli Studi Faculty of Law on a civil and commercial topic.

Researcher into commercial law at the Milan Università degli Studi Faculty of Law from 1 November 1995.

Associate Professor in banking and stock exchange law at the
Milan Università degli Studi Faculty of Law, starting in academic year 2000/2001.

Non-tenured Professor in banking and stock exchange law at the
Milan Università degli Studi Faculty of Law, starting in academic year 2001/2002.

Full Professor in Commercial Law at the Milan Università degli Studi Faculty of Law starting in academic year 2005/2006.

Director of the Institute of Commercial and Industrial Law, Faculty of Law, from 2002 to 2008. From 2008 onwards, Director of the Commercial and Industrial Law School at the Department of Private Law, Faculty of Law, Milan Università degli Studi.

Editorial board member of the “Giurisprudenza
commerciale” Law review, published by Giuffrè.

Editorial board member of the Italian Intellectual Property review.

Member of the Legal Studies Centre at the Faculty of Law, Milan Università degli Studi.

Member of the European Corporate Governance Institute (ECGI).

Borsa Italiana S.p.A. Appeals Board Member from 2007.

Publications:
- Sui limiti del diritto della minoranza qualificata ad ottenere la convocazione dell’assemblea, in Giur. comm., 1987, II, pp. 812-
821;
- L’invalidità delle deliberazioni del consiglio di amministrazione:
un istituto in evoluzione, in Giur. comm., 1988, II, pp. 775-788;

- Sui confini del c.d. diritto di veto nelle società in nome collettivo, in Giur. comm., 1989, II, pp. 335-360;

- Osservazioni sulla flessibilità del modello societario: le società
miste in U.R.S.S., in Giur. comm., 1989, I, pp. 668-700;

- L’articolo 2422 c.c. e i limiti del diritto d’ispezione del socio, in
Giur. comm., 1990, II, pp. 616-631;

- Voce Fondi comuni di investimento nel diritto commerciale, in
Digesto, IV edizione, Disc. priv., sez. comm., vol. VI, Turin, 1991,
pp. 1-63;

- Sulla natura e sulla funzione dei conferimenti di beni in proprietà
nella società per azioni, in Giur. comm., 1992, II, pp. 745-751;
- Il diritto di ottenere estratti del libro dei soci e il possesso della qualità di socio: un caso particolare, in Giur. comm., 1993, II, pp.
745-751;
- La mancata attuazione dei conferimenti in natura nelle società
per azioni, Milan, 1993;

- Osservazioni in tema di clausola di prelazione “incerta”, trasferimenti di diritto d’usufrutto sulle quote e revoca ex art. 700 c.p.c.
dell’amministratore di s.r.l., in Giur. comm., 1994, II, pp. 885-894;

- Il controllo contrattuale: spunti per una riflessione, in Various, I gruppi di società. International studies conference minutes, Venice
16-17-18 November 1995, vol. III, Milan, 1996, pp. 1903-1919;

- Nuovi e vecchi profili di possibili illegittimità di una deliberazione assembleare di riduzione del capitale per perdite, in Giur.
comm., 1996, II, pp. 806-817;

- Provvedimenti d’urgenza e sospendibilità di una assemblea di società a responsabilità limitata: una vicenda particolare originata dalla mancata iscrizione da parte degli amministratori di trasferimenti di quote, avvenuti in pretesa violazione di una clausola statutaria di prelazione, in Giur. comm., 1998, II, pp. 250-258;

- Brevi note in tema di vendita di partecipazioni sociali a prezzo irrisorio, nonché sull’ambito di operatività delle clausole statutarie di prelazione c.d. “incerte” e sulla sequestrabilità delle quote di
s.r.l., in Giur. comm., 1998, II, pp. 736-746;

- Il controllo contrattuale, Milan, 2000 (ed. prov.);

- Il controllo contrattuale, Giuffrè, Milan, 2002 pp. VIII-322;

- Contratti di swap e “operatori qualificati”, in Giur. comm., 2004, II, pp. 532 ff.;

- Osservazioni di carattere sostanziale sul nuovo contenzioso societario, in  Scritti in onore di Vincenzo Buonocore, vol. III, tomo 3, Giuffré, Milan, 2005, pp. 3625-3636;

- L’art. 2409 c.c. e le s.r.l., dopo l’intervento della Consulta, in Giur. comm., 2006, II, pp. 807-821.

- Il dovere di consulenza “incidentale” degli intermediari finanziari nel risparmio amministrato, in Various, La società per azioni oggi. Tradizione attualità e prospettive. International studies conference minutes, Venice, 10-11 November 2006, Milan 2007, pp. 1089-1124;

- Il Prestito Mezzanino tra clausole di subordinazione, equity kickers e restrictive convenants, in Giur. Com., 2008, I, pp. 1065-1094;

- Gli amministratori indipendenti nella proposta di regolamentazione Consob in materia di operazioni con parti correlate, in Giur. Com., 2009, I, pp. 587-598.

- La alienabilità relativa dei beni mobili archeologici facenti parte del patrimonio indisponibile dello Stato e la loro, quanto meno parziale, acquisibilità ex lege, pending publication in Various, Studi in memoria di Paola Frassi, Giuffrè, Milan, 2010.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward - looking statements. The press release included in this Form 6-K contains certain forward -looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

2. our ability to restructure our organizational model from one based on technology (fixed and mobile) to one based on customer segments (consumers, SOHOs, SMEs, Corporates) in order to focus on customers and their needs in utilizing our products and services;

3. our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing, sales activities in Germany and international mobile roaming;

4. our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

5. our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

6. our ability to successfully achieve our debt reduction targets;

7. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

8. the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

9. our services are technology-intensive and the development of new technologies could render such services non-competitive;

10. the impact of political and economic developments in Italy and other countries in which we operate;

11. the impact of fluctuations in currency exchange and interest rates;

12. our ability to successfully implement our strategy over the 2010-2012 period;

13. our ability to build up our business in adjacent markets (pay-TV and IT services) and in international markets (particularly Brazil in mobile telecommunications and Europe-Germany-in BroadBand), due to our specialist and technical resources;

14. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil on mobile and in Europe on BroadBand;

15. the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and 16. the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      May 28th, 2010

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager